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                                                                EXHIBIT (16) - 1


September 21, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Amendment No. 1 on Form 8-K/A to Form 8-K dated June 14, 2004, of The Banc Corporation and are in agreement with the statements contained in the first, second and third paragraphs (including the numbered subsections in the third paragraph) on page 2 and the fourth paragraph on page 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the weakness in internal controls, included in the second and third paragraphs of Item 4.01 of Form 8-K, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2002 financial statements.

                                                    /s/ Ernst & Young LLP